As filed with the Securities and Exchange Commission on May 6, 2005.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hayes Lemmerz International, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3714 (Primary Standard Industrial Code Number)	32-0072578 (I.R.S. Employer Identification No.)

15300 Centennial Drive
Northville, Michigan 48167
(734) 737-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick C. Cauley, Esq.
Vice President, General Counsel and Secretary
15300 Centennial Drive
Northville, Michigan 48167
(734) 737-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to be	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Registered	Registered (1)	Share (2)	Price (2)	Registration Fee
Common Stock, par value $.01 per share, to be offered by the Selling Stockholder named herein	3,470,374 shares	$5.275	$18,306,222.85	$2,155

(1)	The total number of shares being registered includes 30,492 shares of common stock issuable upon the exercise, if any, of warrants held by the Selling Stockholder and 92,899 shares of common stock that are or may become issuable during the period we agreed to keep this registration statement effective upon exchange of shares of convertible preferred stock of our subsidiary, HLI Operating Company, Inc., held by the Selling Stockholder.

(2)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee, based on the average of the high and low sales prices of the common stock, as reported by the Nasdaq National Market on May 2, 2005.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the SEC. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 6, 2005.
PRELIMINARY PROSPECTUS

HAYES LEMMERZ INTERNATIONAL, INC.

3,470,374 SHARES OF COMMON STOCK

     This prospectus relates to the sale from time to time by the selling stockholder, AP Wheels, LLC, a Delaware limited liability company (“AP Wheels” or the “Selling Stockholder”), of shares of common stock, par value $0.01 per share, of Hayes Lemmerz International, Inc., a Delaware corporation. Of the total 3,470,374 shares (the “Shares”) of common stock being registered by the registration statement of which this prospectus forms a part, 30,492 Shares are issuable upon the exercise, if any, of our outstanding series A warrants (the “Series A Warrants”) held by the Selling Stockholder and 92,899 Shares are or may become issuable during the period we agreed to keep this registration statement effective upon exchange of shares of Series A Cumulative Exchangeable Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of our subsidiary HLI Operating Company, Inc. (“HLI”) held by the Selling Stockholder.

     The Shares are being registered to permit the Selling Stockholder to sell the Shares from time to time in the public market. The Selling Stockholder may sell any or all of the Shares available to it for sale, subject to federal and state securities laws, but is under no obligation to do so. We will not receive any proceeds from the offering of any such Shares.

     The Selling Stockholder may sell the Shares through ordinary brokerage transactions or through any other means described in this prospectus. The price at which the Selling Stockholder may sell the Shares will be determined by the prevailing market for the Shares or in negotiated transactions. See “Plan of Distribution.” The registration of the Shares offered hereby is subject to the provisions of a Registration Rights Agreement dated July 1, 2004, by and between Hayes and the Selling Stockholder (the “Registration Rights Agreement”). For more information regarding the Registration Rights Agreement see the “Selling Stockholder” section of this prospectus.

     Our common stock is traded on the Nasdaq National Market under the symbol “HAYZ”. On May 5, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $5.91 per share.

     Investing in our common stock involves risks. “Risk Factors” begin on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The date of this prospectus is                     , 2005.

PROSPECTUS SUMMARY

     This summary highlights some information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and related notes incorporated by reference in this prospectus, before deciding to invest in our common stock.

     Originally founded in 1908, we are the largest worldwide producer of wheels for the light vehicle market. We are also a leading provider of steel wheels for the commercial highway market and a leading supplier in the market for suspension, brake and powertrain components. We have a global footprint with 42 facilities and one joint venture located in 14 countries around the world. We sell our products to every major North American, Japanese and European manufacturer of passenger cars and light trucks as well as commercial highway vehicle customers throughout the world. Our products are presently on four of the top five selling platforms for passenger cars in the United States.

     This prospectus relates to an aggregate of 3,470,374 Shares of common stock, par value $.01 per share, which are registered under this prospectus that may be sold from time to time by the Selling Stockholder. The Selling Stockholder may sell any or all of the Shares, subject to federal and state securities laws, but is under no obligation do so. The price at which the Selling Stockholder may sell the Shares will be determined by the prevailing market for the Shares or in negotiated transactions. See “Plan of Distribution” beginning on page 17 of this prospectus.

     Each time the Selling Stockholder sells Shares, a prospectus supplement will be provided, to the extent required, that will contain specific information about the terms of that offering. You should read this prospectus and any accompanying prospectus supplement together with the additional information contained under the headings “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.” All references to “we,” “us,” “our,” or “Hayes” in this prospectus are to Hayes Lemmerz International, Inc.

     Hayes was incorporated under the laws of the State of Delaware. Our principal executive offices are located at 15300 Centennial Drive, Northville, Michigan 48167, and our telephone number is (734) 737-5000. Our website is www.hayes-lemmerz.com. The information on our website does not constitute part of this prospectus.

Recent Developments

     On April 11, 2005, we amended and restated our senior secured credit agreement dated as of June 3, 2003 (as amended and restated, the “Credit Agreement”). The restated Credit Agreement, which governs our existing senior secured term loan (the “Term B Loan”) and senior secured revolving credit facility (the “Revolving Credit Facility”), establishes a new non-amortizing secured term loan in an aggregate principal amount of $150 million (the “Term C Facility”), the full amount of which was drawn on April 11, 2005. Approximately 50% of the aggregate proceeds of the Term C Facility were used to prepay a portion of the principal amount outstanding under the Term B Loan, with the remainder to be used to pay fees, for working capital and for other general corporate purposes.

RISK FACTORS

     You should carefully consider each of the risk factors described below as well as all other information contained and incorporated by reference into this offering memorandum before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.

Risks Relating To Our Company

Automotive industry trends — decreased demand in the automotive industry may adversely affect our business.

     A significant portion of our sales are to automotive OEMs, and therefore our financial performance depends, in large part, on conditions in the automotive industry, which, in turn, are dependent upon the U.S. and global economies generally. As a result, economic and other factors adversely affecting automotive production and consumer spending could adversely impact our business. A weakening of the U.S. and global economies could adversely affect consumer spending, and result in decreased demand for automobiles and light trucks. If OEMs were to decrease production due to such reduced demand, our financial performance could be adversely affected. In addition, relatively modest declines in our customers’ production levels could have a significant adverse impact on our profitability because we have substantial fixed production costs. Due to the present uncertainty in the economy, some of our OEM customers have been reducing their forecasts for new vehicle production. If actual production volume is reduced accordingly, our business would be adversely affected. Our sales are also impacted by inventory levels and our customers’ production schedules. If our OEM customers significantly reduce their inventory levels and reduce their orders from us, our performance would be adversely impacted. In this environment, we cannot predict future production rates or inventory levels or the underlying economic factors. Continued uncertainty and unexpected fluctuations may have a significant negative impact on our business.

Changing nature of the automotive industry — consolidation in the automotive industry may adversely impact our business.

     In the automotive industry, there has been a trend toward consolidation. Continued consolidation of the automotive industry could adversely affect our business. Such consolidation could result in a loss of some of our present customers to our competitors. This consolidation could thereby lead to reduced demand which may have a significant negative impact on our business.

Changing nature of the automotive industry — cost reduction initiatives in the automotive industry may adversely impact our business.

     OEMs have been seeking ways to lower their own costs of manufacturing which could adversely affect our business. These cost reductions may be effected through an increased use of internal manufacturing or through relocation of production to countries with lower production costs. As production is relocated, OEMs might find it more cost-efficient to rely on either internal manufacturing capabilities at such relocated facilities or local or other foreign suppliers with lower production costs. This internal manufacturing or reliance on local or other foreign suppliers may have a significant negative impact on our business.

Pricing pressure — we are subject to pricing pressure from our OEM customers.

     Cost-cutting initiatives adopted by our customers generally result in increased downward pressure on pricing. OEMs historically have had significant leverage over their outside suppliers because the automotive component supply industry is fragmented and serves a limited number of automotive OEMs, and, as such, Tier 1 suppliers are subject to substantial continuing pressure from OEMs to reduce the price of their products. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. In addition, changes in OEMs’ purchasing policies or payment practices could have an adverse effect on our business. For example, during the third quarter of fiscal 2004, two of our OEM customers notified us of the discontinuance of accelerated payments programs in which we participated.

     These trends in the automotive industry, including, but not limited to, increased consolidation, decreased demand and the rising costs of raw materials, including steel and iron, have caused a downward trend in our recent operating results. We cannot assure you that these trends will not continue. For additional information regarding the impact that certain of these trends have had on our recent operating results, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K for our fiscal year ended January 31, 2005, which is incorporated herein by reference.

Cyclical nature of industry — the industry in which we operate is cyclical and dependent upon the economy and other important factors.

     Our principal operations are directly related to domestic and foreign automotive and commercial highway vehicle production. Industry sales and production are cyclical and therefore can be affected by the strength of the economy generally, by consumer spending, or, in specific regions such as North America or Europe, by prevailing interest rates and by other factors which may have an effect on the level of sales of new automobiles. Any decline in the demand for new automobiles could have a material adverse impact on our financial condition and results of operations.

Competition — we operate in the highly competitive automotive supply industry.

     The automotive component supply industry is highly competitive, both domestically and internationally. Competition is based primarily on price, technology, quality, delivery and overall customer service. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger and have greater financial and other resources than we do. In addition, with respect to certain of our products, some of our competitors are divisions or former subsidiaries of our OEM customers. We cannot assure you that our products will be able to compete successfully with the products of these or other companies. Furthermore, the rapidly evolving nature of the markets in which we compete may attract new entrants, particularly in low cost countries. As a result, our sales levels and margins could be adversely affected by pricing pressures caused by such new entrants, especially in low-cost foreign markets such as China. These factors led to selective resourcing of future business to foreign competitors in the past and may continue to do so in the future. In addition, any of our competitors may foresee the course of market development more accurately than us, develop products that are superior to our products, have the ability to produce similar products at a lower cost than us, or adapt more quickly than us to new technologies or evolving customer requirements. As a result, our products may not be able to compete successfully with their products. As a result of highly competitive market conditions in our industry, a number of our competitors have been forced to seek bankruptcy protection.

Dependence on major customers — the loss of any of our major customers could affect our financial health.

     We derived approximately 44% of our fiscal 2004 net sales on a worldwide basis from Ford, DaimlerChrysler and General Motors and their subsidiaries. In addition, these three OEMs account for an even greater percentage of our net sales of particular products. We do not have long-term agreements with these customers and cannot guarantee that we will maintain our current relationships with these customers or that we will continue to supply them at current levels. The loss of a significant portion of sales to Ford, DaimlerChrysler or General Motors could have a material adverse effect on our business. These customers have been experiencing decreasing market share in North America. In addition, if any of our significant customers were to encounter financial difficulties or seek bankruptcy protection, our business could be adversely affected.

     Furthermore, our OEM customers are not required to purchase any minimum amount of products from us. The contracts we have entered into with most of our customers provide for supplying the customers for a particular vehicle model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model (usually three to seven years), typically are non-exclusive, and do not require the purchase by the customer of any minimum number of parts from us. Therefore, a significant decrease in demand for certain key models or group of related models sold by any of our major customers, or a decision by a manufacturer not to purchase from us, or to discontinue purchasing from us, for a particular model or group of models, could have a material adverse effect on us.

Dependence on third-party suppliers and manufacturers — increased cost of supplies and raw materials, especially steel and iron, could affect our financial health.

     Generally, our supplies and raw materials are obtained from various sources and in the quantities desired. Although we currently maintain alternative sources for raw materials, our business is subject to the risk of price increases and periodic delays in the delivery of certain raw materials and supplies. Our operations require substantial amounts of sheet, formed, tube and scrap steel, iron, electricity, coke, natural gas, aluminum, purchased components, fasteners, silicon sand, binders, sand additives and coated sand. Fluctuations in the prices of these materials may be driven by the supply/demand relationship for a material, factors particular to that material or governmental regulation for raw materials such as electricity and natural gas. In addition, if any of our suppliers seek bankruptcy relief or otherwise cannot continue their business as anticipated, the availability or price of raw materials could be adversely affected. Fluctuations in prices and/or availability of the raw materials or purchased components used by us may affect our profitability and, as a result, have a material adverse effect on our business, results of operations or financial condition.

     In recent periods there have been significant increases in the global prices of steel and iron, which have had and may continue to have an impact on our business. We anticipate that these increases will continue to impact our business through fiscal 2005. Any continued fluctuations in the price or availability of steel or iron may have a material adverse effect on our business, results of operations or financial condition. The availability and price of steel and iron are subject to market forces largely beyond our control, including: North American and international economic conditions and demand for steel and iron; worldwide production capacity; freight and labor costs; industry consolidation; import duties, tariffs and other governmental regulation; and speculation and foreign exchange rates. To address increased costs associated with these market forces, a number of our steel suppliers have implemented surcharges on existing fixed price contracts. Without the surcharge, some suppliers claim they will be unable to provide adequate supplies of steel.

     Although we have been able to pass some of the supply and raw material cost increases onto our customers, competitive and marketing pressures may prevent us from doing so in the future. In addition, our customers are not obligated to accept certain of these price increases that we may attempt to pass along to them. This inability to pass on price increases to our customers when raw material prices increase rapidly or to significantly higher than historic levels could adversely affect our operating margins and cash flow, possibly resulting in lower operating income and profitability.

Unexpected production interruptions — equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities could lead to production curtailments or shutdowns.

     An interruption in production capabilities at any of our plants as a result of equipment failure, interruption of supply, labor disputes or other reasons could result in our inability to produce our products, which would reduce our sales and earnings for the affected period. In addition, we generally deliver our products only after receiving the order from the customer and thus do not hold large inventories. In the event of a stoppage in production at any of our manufacturing facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times could be severely affected. Any significant delay in deliveries to our customers could lead to returns or cancellations and cause us to lose future sales, as well as expose us to claims for damages. Our manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We have in the past and may in the future experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our results of operations or financial condition.

Dependence on key personnel — our success will depend on our ability to retain our key employees and to attract and retain new qualified employees.

     Our success depends in part on our ability to attract, hire, train, and retain qualified managerial, sales, and marketing personnel. We face significant competition for these types of employees in our industry. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully.

In addition, key personnel may leave us and compete against us. Our success also depends to a significant extent on the continued service of our senior management team. We may be unsuccessful in replacing key managers who either resign or retire. The loss of any member of our senior management team or other experienced, senior employees could impair our ability to execute our business plan and strategic initiatives, cause us to lose customers and reduce our net sales, or lead to employee morale problems and/or the loss of other key employees. In any such event, our financial condition, results of operations, and cash flows could be adversely affected.

Legal proceedings — the nature of our business exposes us to product liability and warranty claims and other legal proceedings.

     The nature of our business subjects us to litigation in the ordinary course of our business. We are exposed to potential product liability and warranty risks that are inherent in the design, manufacture and sale of automotive products, the failure of which could result in property damage, personal injury or death. Accordingly, individual or class action suits alleging product liability or warranty claims could result. Although we currently maintain what we believe to be suitable and adequate product liability insurance in excess of our self-insured amounts, we cannot assure you that we will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities. In addition, if any of our products prove to be defective, we may be required to participate in a recall involving such products. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could have a material adverse effect on our results of operations or financial condition. In addition, we are involved on an ongoing basis in other legal proceedings. See the “Legal Proceedings” section of our Annual Report on Form 10-K for our fiscal year ended January 31, 2005, which is incorporated herein by reference, for a description of the significant legal proceedings and investigations in which we are presently involved. We cannot assure you that any current or future claims will not adversely affect our cash flows, financial condition or results of operations.

Legal proceedings — we are being investigated by the SEC in connection with our restatement of our fiscal 1999 and 2000 consolidated financial statements.

     On February 19, 2002, we issued restated consolidated financial statements included in our filings with the SEC as of and for the fiscal years ended January 31, 2001 and 2000, and related quarterly periods, and for the fiscal quarter ended April 30, 2001. The restatement was the result of our failure to properly apply certain accounting standards generally accepted in the United States and certain accounting errors and irregularities in our financial statements that we and our independent registered public accounting firm identified. Since then, we have made a number of significant changes to strengthen our disclosure controls and procedures and our internal controls, including those internal controls and procedures for financial reporting. We are continuing the process of identifying and implementing corrective actions where required to improve the effectiveness of our disclosure controls and procedures and internal controls, including the enhancement of systems and procedures.

     The SEC is conducting an investigation into the facts and circumstances giving rise to our restatement. We have been and intend to continue cooperating with the SEC in connection with such investigation, but we cannot predict the outcome of the investigation. We cannot assure you that the SEC will not impose fines or take other corrective actions against us that could have a significant negative impact on our financial condition. In addition, publicity surrounding the SEC’s investigation or any enforcement action, even if ultimately resolved favorably for us, could have a material adverse impact on our cash flows, financial condition, results of operations or business.

Internal controls — failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and the price of our common stock.

     As a reporting company, we are subject to rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires us to include an internal control report from management in our Annual Report on Form 10-K. The internal control report must include the following: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of January 31, of each fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting. This requirement first applied to our Annual Report on Form 10-K for the fiscal year ended January 31, 2005. Our assessment as of January 31, 2005, identified a material weakness in internal control over financial reporting related to the lack of adequate expertise, a lack of documentation, and ineffective reconciliation procedures associated with income tax accounting matters. A material weakness is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

     As a result of this deficiency in our internal control over financial reporting, management did not detect errors in the accounting for income tax amounts in a timely manner as of and for the year ended January 31, 2005. Specifically, errors were detected that resulted in an adjustment of current and deferred income tax expense and accrued income tax liabilities. These errors were corrected, and the corrections are reflected in the audited consolidated financial statements as of and for the year ended January 31, 2005.

     Because of the material weakness described in the preceding paragraph, management has concluded that, as of January 31, 2005, our internal control over financial reporting was not effective based on those criteria. This failure and any failure in the future to achieve and maintain effective internal controls over financial reporting and otherwise comply with the requirements of Section 404 could have a material adverse effect on our business and the price of our common stock. Such noncompliance could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements. In addition, perceptions of our business among customers, suppliers, rating agencies, lenders, investors, securities analysts and others could be adversely affected.

Implementation of new systems — we are in the process of implementing new systems that will support certain of our financial accounting, payroll and other operational functions within our business, and we may encounter technical or operational difficulties during the implementation that could disrupt our operations.

     We are in the process of implementing a new software-based system that will support certain of our financial accounting, payroll and other operational functions within our business. We may encounter technical and operating difficulties during the implementation and transition to this new system. We may experience problems in implementing the new system as our employees learn and operate the system and transfer data from our existing system to this new system. This new system is critical to our operations. Any difficulties that we encounter in implementing the new system may affect our internal controls over financial reporting; disrupt our ability to deal effectively with our employees, customers and other companies with which we have commercial relationships; and also may prevent us from effectively reporting our financial results in a timely manner. Any such disruption could have a material adverse impact on our financial condition, cash flows, results of operations or business. In addition, the costs incurred in correcting any errors or problems with this new system could be substantial.

Intellectual property — we might fail to adequately protect our intellectual property or third parties might assert that our technologies infringe on their intellectual property.

     We consider ourselves to be an industry leader in product and process technology, and therefore the protection of our intellectual property is important to our business. We rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection might be inadequate. For example, our pending or future patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies infringe their proprietary rights. In either case, litigation, which could result in substantial costs and diversion of our efforts, might be necessary, and whether or not we are ultimately successful, the litigation could adversely affect our business.

Effect of debt — we have substantial levels of debt and debt service which will divert a significant amount of cash from our business operations.

     We have substantial levels of debt, including debt under our Credit Agreement, our 10 1/2% senior notes due 2012 (the “Senior Notes”) and other debt instruments. As of January 31, 2005, we had $642.2 million of total indebtedness and $35.2 million of cash and cash equivalents. Although the Credit Agreement and the indenture governing the Senior Notes impose limits on our ability to incur additional debt, we may incur significant additional debt in the future. The degree to which we will be leveraged could have important consequences, including:

•	requiring a substantial portion of our cash flow from operations to be dedicated to debt service and therefore not available to us for our operations, capital expenditures and future business opportunities;

•	increasing our vulnerability to a downturn in general economic conditions or in our business;

•	limiting our ability to adjust to changing market conditions, placing us at a competitive disadvantage compared to our competitors that have relatively less debt; and

•	limiting our ability to obtain additional financing or access our Revolving Credit Facility in the future for capital expenditures, working capital or general corporate purposes.

Substantial restrictions and covenants — restrictions and covenants in the indenture governing the Senior Notes, the Credit Agreement and our other debt agreements limit our ability to take certain actions and require us to satisfy certain financial ratios.

     Our Credit Agreement and the indenture governing the Senior Notes and our other debt agreements contain a number of significant covenants that, among other things, will restrict our ability, and the ability of our subsidiaries, to:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or purchase debt, including the Senior Notes;

•	incur liens and engage in sale-leaseback transactions;

•	make loans and investments;

•	incur additional debt, including borrowings under our Revolving Credit Facility;

•	amend or otherwise alter certain debt documents;

•	make capital expenditures;

•	engage in mergers, acquisitions and asset sales;

•	enter into transactions with affiliates; and

•	alter the business we conduct.

     In addition, under the Credit Agreement we are required to satisfy certain financial covenants, including covenants regarding a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio, and we may become subject to additional or more restrictive covenants in connection with any future borrowing. Our ability to comply with these covenants may be affected by events beyond our control. If we are unable to comply with the covenants under the indenture governing the Senior Notes or the Credit Agreement or any of our other debt instruments, there would be a default which, if not waived, could result in acceleration of our debt and our bankruptcy if we were unable to repay the amounts owed. Additionally, a default resulting from our failure to comply with such covenants or the applicable borrowing conditions would preclude us from borrowing additional funds. Compliance with the covenants could cause us to conduct our business, or to forgo opportunities, in such a manner as to materially harm our business.

Implementation of operational improvements — we may not be able to successfully implement our planned operational improvements or realize the benefits of those plans already implemented.

     As part of our ongoing focus on being a low-cost provider of high quality products, we continually analyze our business to further improve our operations and identify cost-cutting measures. Our continued analysis includes identifying and implementing opportunities for: (i) further rationalization of manufacturing capacity; (ii) streamlining of marketing and general and administrative overhead; (iii) continued implementation of lean manufacturing and Six Sigma initiatives; and (iv) efficient investment in new equipment and technologies and the upgrading of existing equipment. We may be unable to successfully identify or implement plans targeting these initiatives, or fail to realize the benefits of the plans we have already implemented, as a result of operational difficulties, a weakening of the economy or other factors. If we cannot continue to identify and implement operational improvements, we may be unable to offer products at a competitive price to generate sufficient operating funds to pay the interest on the Senior Notes and make payments due under our Credit Agreement. In such event, we cannot assure you that alternative sources of financing would be available to us or, if available, that such financing would be on commercially reasonable terms.

Significant plans for expansion — we may be unable to successfully implement our expansion plans included in our business strategy.

     We are in the process of expanding existing capacity in Thailand, Brazil and Czech Republic, and are refurbishing and expanding the cast aluminum wheel plant we acquired in January 2004 in Chihuahua, Mexico so that it will serve the North American wheel market utilizing low pressure casting technology. A significant change in our business, the economy or an unexpected decrease in our cash flow for any reason could result in an inability to obtain the capital required to complete these projects. In addition, our Credit Agreement imposes certain limits on our capital expenditures based on our financial performance. Failure to successfully complete the expansion of these facilities, launch production, produce saleable products or meet customer demand in a timely manner could result in damage to or loss of customer relationships.

New product introduction — we may not be able to timely or successfully launch new products.

     In order to effectively compete in the automotive supply industry, we must be able to launch new products to meet our customers’ demand in a timely manner. We cannot assure you, however, that we will be able to install and certify the equipment needed to produce products for new product programs in time for the start of production, or that the transitioning of our manufacturing facilities and resources to full production under new product programs will not impact production rates or other operational efficiency measures at our facilities. In addition, we cannot assure you that our customers will execute on schedule the launch of their new product programs, for which we might supply products. Our failure to successfully launch new products, or a failure by our customers to successfully launch new programs, could adversely affect our results.

Technological and regulatory changes — our products may be rendered obsolete or less attractive by changes in regulatory requirements or competitive technologies.

     Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. We cannot assure you that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products will not become obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly.

International operations — our international operations subject us to risks not faced by domestic competitors, which include unfavorable political, regulatory, labor and tax conditions in other countries.

     Approximately 51% of our net sales in fiscal 2004 were derived from sales outside North America. We expect sales from international markets to continue to represent a substantial and growing portion of our net sales. Risks inherent in international operations include the following:

•	agreements may be difficult to enforce and receivables difficult to collect through a foreign country’s legal system;

•	foreign customers may have longer payment cycles;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment, including exchange controls;

•	necessary export licenses or customs clearances may be difficult to obtain;

•	intellectual property rights may be more difficult to enforce in foreign countries;

•	political or economic conditions in the countries in which we operate could have an adverse effect on our earnings from operations in those countries;

•	unexpected adverse changes in foreign laws or regulatory requirements may occur;

•	compliance with a variety of foreign laws and regulations may be difficult; and

•	differing foreign tax structures may subject us to additional taxes or affect our ability to repatriate cash from our foreign subsidiaries in a tax-efficient manner.

     Any of these factors could have a material adverse effect on our business, cash flows, financial condition and results of operations.

Labor relations — a high percentage of our customers’ employees and certain of our employees are unionized or covered by collective bargaining agreements.

     Many employees of our major customers and certain of our employees are unionized. At January 31, 2005, approximately 4.4% of our employees in the United States, all of which are employed at our facility in Akron, Ohio, were represented by the United Steel Workers Union (“USW”). The collective bargaining agreement with the USW affecting these employees was renewed in 2004 and will expire in 2008. As is common in many European jurisdictions, substantially all of our employees in Europe are covered by country-wide collective bargaining agreements. Although we believe that our relations with our employees are satisfactory, a dispute between us and our employees, or between any of our major customers and that customer’s employees, could have a material adverse effect on us.

Variable interest rates and foreign currency fluctuations — our exposure to variable interest rates and foreign currency fluctuations may affect our financial health.

     A portion of our debt, including our borrowings under the Credit Agreement, bears interest at variable rates. Any increase in the interest rates on our debt will reduce funds available to us for our operations and future business opportunities and will exacerbate the consequences of our leveraged capital structure.

     Due to the increase in our operations outside the United States, we have experienced increased foreign currency exchange gains and losses in the ordinary course of our business. As a result, fluctuations in the exchange rate between the U.S. dollar, the euro and the currencies of other countries in which we conduct our business may have a material impact on our financial condition as cash flows generated in other currencies will be used, in part, to service our dollar-denominated debt. This fluctuation could result in an increase in our overall leverage and could result in less cash flow available for repayment of our domestic or foreign obligations.

     In addition, fluctuations in foreign currency exchange rates may affect the value of our foreign assets as reported in U.S. dollars, and may adversely affect reported earnings and, accordingly, the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which we and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of certain items required in our operations. We cannot assure you that fluctuations in interest rates or exchange rates will not otherwise have a material adverse effect on our financial condition or results of operations, or cause significant fluctuations in quarterly and annual results of operations.

Environmental matters — we are subject to potential exposure to environmental liabilities.

     We are subject to various foreign, federal, state and local environmental laws, ordinances, and regulations, including those governing discharges into the air and water, the storage, handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of our employees. Under certain of these laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under, or in its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such substances may adversely affect the ability to sell or rent such property or to borrow using such property as collateral. Persons who generate, arrange for the disposal or treatment of, or dispose of hazardous substances may be liable for the costs of investigation, remediation or removal of these hazardous substances at or from the disposal or treatment facility, regardless of whether the facility is owned or operated by that person. Additionally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. We believe that we are in material compliance with environmental laws, ordinances and regulations and do not anticipate any material adverse effect on our earnings or competitive position relating to environmental matters. It is possible, however, that future developments could lead to material costs of environmental compliance for us. The nature of our current and former operations and the history of industrial uses at some of our facilities expose us to the risk of liabilities or claims with respect to environmental and worker health and safety matters which could have a material adverse effect on our financial health. We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such permits. If we violate or fail to comply with these permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could be material. In addition, some of our properties are subject to indemnification and/or cleanup obligations of third parties with respect to environmental matters. However, in the event of the insolvency or bankruptcy of such third parties, we could be required to bear the liabilities that would otherwise be the responsibility of such third parties.

Asset impairments and other restructuring charges — we may suffer future asset impairments and other restructuring charges, including write downs of goodwill or intangible assets.

     From time to time in the past, we have recorded asset impairment losses and closure, severance and restructuring losses relating to specific plants and operations. Generally, we record asset impairment losses when we determine that our estimates of the future undiscounted cash flows from an operation will not be sufficient to recover the carrying value of that facility’s building, fixed assets and production tooling. During fiscal 2004 we recorded total asset impairment losses and other restructuring charges of $9.3 million associated primarily with the closure of our facility in Howell, Michigan, and in fiscal 2003 we recorded total asset impairment losses and other restructuring charges of $35.3 million, associated primarily with three Automotive Wheels operations (La Mirada, California, Gainesville, Georgia and Howell, Michigan) and our Components facility in Wabash, Indiana. In light of the shifting nature of the competitive environment in which we operate, it is possible that we will incur similar losses and charges in the future, and that such losses and charges may be significant. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K for our fiscal year ended January 31, 2005, which is incorporated herein by reference.

     In addition, in connection with our emergence from Chapter 11 and the application of fresh start accounting, we recorded significant increases in goodwill and intangible assets. At January 31, 2005, goodwill and other intangible assets, net, reflected on our consolidated balance sheet were $417.9 million and $78.0 million, respectively, which taken together represented approximately 21.5% of our consolidated total assets. Under Financial Accounting Standards Board Statement No. 142, we are required to evaluate at certain times whether our goodwill and other intangible assets have been impaired. The amount of any impairment is recorded as a charge to the statement of operations. Any future determination requiring the write-off of a significant portion of goodwill or intangible assets would have an adverse effect on our financial condition and results of operations. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K for our fiscal year ended January 31, 2005, which is incorporated herein by reference.

Lack of comparable financial data — since our financial statements reflect fresh-start accounting adjustments made in connection with our emergence from bankruptcy, information reflecting our results of operations and financial condition is not comparable to prior periods.

     In connection with our emergence from bankruptcy in June 2003, we adopted fresh-start accounting. As a result, the book value of our long-lived assets and the related depreciation and amortization schedules, among other things, have changed. As a result, you will not be able to compare certain information reflecting our results of operations and financial condition to those for periods prior to emergence from bankruptcy.

Global financial and economic instability — we may be adversely affected by the significant instability and uncertainty in the world financial markets and the global economy, including as a result of terrorism and the war in the Middle East.

     Recent instability in the world financial markets and the global economy, including as a result of terrorism and the war in the Middle East, has created uncertainty in the automotive industry and may adversely affect our business. If such economic and financial instability were to result in a decrease in new vehicle production, our business would be adversely affected. In addition, the war, related setbacks or adverse developments, including a retaliatory strike, may cause unpredictable or unfavorable economic conditions and could have a material adverse impact on our operating results and financial condition, and on our ability to raise capital and on our ability to implement our strategy. In addition, terrorist attacks similar to the ones committed on September 11, 2001 may directly affect our ability to keep our operations and services functioning properly and could have a material adverse effect on our business and results of operations.

Risks Relating To This Offering

The price of our common stock historically has experienced significant price and volume fluctuations, which may make it difficult for you to resell the common stock.

     The market price of our common stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. In addition, the price of our common stock may fluctuate significantly in response to various factors, including, but not limited to: variations in annual or quarterly financial results; changes by financial research analysts in their estimates of our earnings or the earnings of our competitors; and conditions in the economy in general or the automotive industry in particular, including increased competitive pressures and dependence on, and pricing pressures from, the industry and its customers.

Significant sales of common stock, or the perception that significant sales may occur in the future, could adversely affect the market price for our common stock.

     The sale of substantial amounts of our common stock could adversely affect its price. The Shares we are registering hereby will be immediately available for sale, without regard to volume limits, timing, manner of sale or other restrictions under federal and state securities laws. We cannot estimate whether or when the Selling Stockholder will resell any of the Shares registered for resale as described in this prospectus. The availability of a large block of stock for sale in relation to our normal trading volume, including a large block sold by the Selling Stockholder, could result in a decline in the market price of our common stock. Sales by the Selling Stockholder also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included in this prospectus, including, without limitation, statements under the caption “Risk Factors,” located elsewhere or incorporated by reference in this prospectus regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue,” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct. Important factors, that could cause actual results to differ materially from our expectations are disclosed in this prospectus and the documents incorporated by reference in this prospectus, including in conjunction with the forward-looking statements included in this prospectus and under “Risk Factors.” All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. These forward-looking statements speak only as of the date of this prospectus. We will not update these statements unless the securities laws require us to do so. Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

•	Decreased demand in the automotive industry;

•	Changes in the automotive industry, including increased consolidation and cost reduction;

•	Pricing pressure from our customers;

•	Cyclical nature of the automotive industry;

•	Competition in the automotive supply industry, including from low cost sources;

•	Dependence on major customers and the competitive position and financial condition of these customers;

•	Increased cost of supplies or raw materials, such as steel, aluminum and energy;

•	Unexpected production interruptions;

•	Dependence on key personnel;

•	Exposure to product liability and warranty claims and other legal proceedings;

•	Pending SEC investigation;

•	Failure to achieve and maintain effective internal controls;

•	Technical or operational difficulties during the implementation of our new systems;

•	Protection of our intellectual property and potential infringement upon rights of others;

•	Effects of our substantial level of debt on our operations;

•	Our inability to take certain actions due to restrictions in our debt agreements;

•	Our ability to implement operational improvements;

•	Our ability to execute our strategic plans;

•	Our ability to successfully launch new products;

•	Technological or regulatory changes that could render our products obsolete;

•	Effects of political, regulatory and legal conditions on our international operations;

•	Our and our customers’ relations with employees;

•	Exposure to variable interest rates and foreign currency fluctuations;

•	Exposure to environmental liabilities;

•	Incurrence of asset impairment and other restructuring charges;

•	Lack of comparable financial data due to the adoption of fresh-start accounting; and

•	Global financial and economic instability.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by the Selling Stockholder of the Shares. All proceeds from the sale of Shares offered hereby will go to the Selling Stockholder.

SELLING STOCKHOLDER

     This prospectus relates to an aggregate of 3,470,374 Shares beneficially owned by the Selling Stockholder. Of the 3,470,374 Shares being registered, 30,492 Shares are issuable upon the exercise, if any, of the Series A Warrants held by the Selling Stockholder and 92,899 Shares are or may become issuable during the period we agreed to keep this registration statement effective upon exchange of the shares of the Preferred Stock of HLI held by the Selling Stockholder.

     The Selling Stockholder may from time to time offer and sell pursuant to this prospectus any or all of the Shares listed below that are available to it for sale, subject to federal and state securities laws, but is under no obligation to do so. The registration of these Shares does not necessarily mean that the Selling Stockholder will sell all or any of the Shares.

     The price at which the Selling Stockholders may sell the Shares will be determined by the prevailing market for the Shares or in negotiated transactions. When we refer to the “Selling Stockholder” in this prospectus, we mean the entity listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the Selling Stockholder’s interests.

Series A Warrants

     The Series A Warrants held by the Selling Stockholder entitle it to purchase up to 30,492 Shares at a cash exercise price of $25.83 per share, subject to adjustment as provided in the warrant agreement. On May 5, 2005, the closing sale price per share of our common stock, as reported by the Nasdaq National Market, was $5.91.

     The warrant agreement provides for redemption of the unexercised warrants in the case of certain extraordinary transactions for an amount per warrant equal to the greater of (i) the fair market value of the consideration given in the extraordinary transaction less the purchase price, (ii) the value of the warrant at the consummation of the extraordinary transaction or (iii) $0.01. In addition, the Series A Warrants are subject to anti-dilution adjustments (with certain exceptions) to the purchase price for such events, including, but not limited to, the issuance of additional shares of common stock, extraordinary dividends and distributions, the issuance of options and convertible securities, except for such issuances pursuant to equity-based compensation plan for directors or employees, stock dividends or stock splits or the combination or consolidation of the outstanding shares of common stock. The warrant agreement also provides that in the event of a merger, consolidation or similar transaction involving Hayes in which the holders of Hayes’ common stock receive capital stock or other securities of Hayes or the surviving entity, the unexercised warrants will become exercisable for such consideration. The Series A Warrants expire on June 3, 2006.

Preferred Stock of HLI

     The shares of Preferred Stock held by the Selling Stockholder are, at the holder’s option, exchangeable into a number of Shares of common stock of Hayes equal to (i) the aggregate liquidation preference of the shares of Preferred Stock so exchanged ($100 per share plus all accrued and unpaid dividends thereon (whether or not declared) to the exchange date) (the “Liquidation Preference”) divided by (ii) 23.125. Accordingly, as of May 6, 2005, the Selling Stockholder is deemed to beneficially own 88,942 Shares of our common stock as a result of the Preferred Stock it holds of record.

     The Preferred Stock may be redeemed by HLI at its option, any time, or from time to time, after June 3, 2013 for either cash equal to the Liquidation Preference or a number of shares of common stock of Hayes equal to the Liquidation Preference divided by the fair value of such common stock on the date of redemption, based on the average closing price of the common stock during the twenty business days prior to the date of the notice of redemption.

Beneficial Ownership of the Selling Stockholder

     The following table sets forth certain information regarding the Selling Stockholder as of May 6, 2005, including the name of the Selling Stockholder, the number of Shares beneficially owned by the Selling Stockholder, the percentage ownership of Shares held by the Selling Stockholder as of such date and the number of Shares being registered for the Selling Stockholder.

     A person generally “beneficially owns” shares if he has either the right to vote those shares or dispose of them. More than one person may be considered to beneficially own the same shares. In the table below, unless otherwise noted, a person has sole voting and dispositive power for those shares shown as beneficially owned by such person.

     The information provided in the table below with respect to the Selling Stockholder has been obtained from the Selling Stockholder and we have not sought to verify this information.

	Shares Beneficially Owned
	Prior to Registration
	Number of Shares	Percentage	Number of Shares
Beneficial Owner	Beneficially Owned	Beneficially Owned	Being Registered
AP Wheels, LLC (1)	3,466,417(2)	9.2%	3,470,374(2)(3)

     This prospectus also covers any additional shares of common stock that we may issue or that may be issuable by reason of any stock split, stock dividend or similar transaction involving our common stock.

(1) The members of AP Wheels are Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V (A), L.P., Apollo Netherlands Partners V (B), L.P. and Apollo German Partners V GmbH & Co. KG. Apollo Management V, L.P. serves as the day-to-day manager of AP Wheels and its members. Apollo Advisors V, L.P. is the general partner of each of the members of AP Wheels. AIF V Management, Inc. is the general partner of Apollo Management V, L.P. Apollo Capital Management V, Inc. is the general partner of Apollo Advisors V, L.P. Messrs. Leon Black and John Hannan, are the executive officers and directors of AIF V Management, Inc. and Apollo Capital Management V, Inc. The address of AP Wheels and each of the other affiliated entities identified in the foregoing is Two Manhattanville Road, Purchase, NY 10577. The address of Messrs. Black and Hannan is 9 West 57th Street, 43rd Floor, New York, NY 10019. The entities identified in the foregoing, other than AP Wheels, and Messrs. Leon Black and John Hannan each disclaim beneficial ownership of the Shares beneficially owned by AP Wheels.

(2) The number of Shares reported as beneficially owned by AP Wheels includes 88,942 Shares issuable as of May 6, 2005 upon exchange of the 17,823 shares of Preferred Stock held by AP Wheels. The number of Shares being registered includes 92,899 Shares that are or may become issuable during the 180-day period for which we agreed to maintain the effectiveness of the registration statement of which this prospectus forms a part, assuming the registration statement is declared effective by July 7, 2005. The number of Shares reported as beneficially owned by AP Wheels and as being registered also includes 30,492 Shares issuable upon the exercise, if any, of the Series A Warrants held by AP Wheels that are currently exercisable or are exercisable within 60 days of May 6, 2005, at an exercise price of $25.83 per share. The Series A Warrants expire on June 3, 2006.

(3) If all of the Shares registered hereby are sold, or if all of the Shares other than the Shares the Selling Stockholder is deemed to beneficially own as a result of its ownership of the Series A Warrants are sold and the Series A Warrants expire, the Selling Stockholder will no longer be deemed to beneficially own any Shares of our common stock.

Material Relationships with the Selling Stockholder

Board of Directors.

     Pursuant to our modified first amended joint plan of reorganization which became effective in June 2003 (the “Plan of Reorganization”), two members of our Board of Directors, current member Mr. Laurence Berg and former director Mr. Steve Martinez, were selected by the Selling Stockholder, and one current member, Mr. George T. Haymaker, Jr., was selected by the mutual agreement of the Selling Stockholder, our Prepetition Agent and the ad hoc committee of lenders under our Third Amended and Restated Credit Agreement, dated as of February 3, 1999. The Selling Stockholder’s selections were made with the advice and participation of the former holders of our former 11.875% senior notes due 2006 that expressed an interest to the Selling Stockholder in participating in the selection process based upon their respective holdings of such notes and the number of shares of our common stock they received under our Plan of Reorganization. In connection with the registration rights granted to the Selling Stockholder as described more fully below, the Selling Stockholder has agreed to use its best efforts to cause Mr. Berg to tender his resignation from our Board of Directors when the Selling Stockholder owns less than one million Shares of our common stock.

Registration Rights.

     In connection with our February 2004 primary offering of approximately 7.7 million shares of common stock, including approximately 1.3 million shares to cover over-allotments, and a secondary offering of 2.0 million shares of our common stock by the Selling Stockholder, we entered into a registration agreement with the Selling Stockholder that provided for, among other things, the registration of the shares offered by the Selling Stockholder in that offering, lock-up agreements entered into by members of our Board of Directors, certain of our executive officers and the Selling Stockholder and the sharing of expenses relating to the offering. Pursuant to the registration rights agreement, the Selling Stockholder was responsible for a portion of the actual costs, fees and expenses of the independent certified public accountants and our counsel, and a portion of all other expenses that we incurred directly in connection with the offering, other than the fees and expenses of the financial advisor retained by a special committee of our Board of Directors in connection with the offering, the registration and filing fees, printing and copying fees and travel expenses for our personnel. Pursuant to the registration rights agreement, Mr. Martinez resigned from our Board of Directors upon the closing of the offering.

     In connection with our February 2004 offering, we also granted the Selling Stockholder certain additional registration rights with respect to shares of our common stock owned by the Selling Stockholder that provided, in part, that we would file the registration statement of which this prospectus forms a part. Specifically, pursuant to the Registration Rights Agreement, the Selling Stockholder is entitled to two demand registrations, each of which will require us to register under the Securities Act at least one million Shares of our common stock owned by the Selling Stockholder. The Registration Rights Agreement provides that one of the demands made by the Selling Stockholder may be a demand for a “shelf registration” under the Securities Act.

     In addition, we have agreed to indemnify the Selling Stockholder against certain liabilities related to the selling of the common stock. Subject to certain exceptions, we have also agreed to pay for certain reasonable expenses incurred in connection with such registrations in an amount up to $750,000. In addition to any reasonable expenses incurred in excess of $750,000, the Selling Stockholder will pay, among other things, any brokerage commissions, discounts and transfer taxes relating to the sale of the Shares of common stock. The Registration Rights Agreement also provides that the Selling Stockholder will use its best efforts to cause Mr. Berg to tender his resignation from our Board of Directors when the Selling Stockholder owns less than one million Shares of our common stock.

PLAN OF DISTRIBUTION

     Hayes is registering the Shares covered by this prospectus for the Selling Stockholder pursuant to the Registration Rights Agreement. See the “Selling Stockholder” section of this prospectus. As used in this “Plan of Distribution” section of this prospectus, “Selling Stockholder” includes the donees, transferees or others who may later hold the Selling Stockholder’s interests.

     The Selling Stockholder may sell the common stock being offered hereby in one or more of the following ways at various times:

•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

     The Selling Stockholder will act independently of Hayes in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholder may sell the common stock on the Nasdaq National Market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. If underwriters are used in the sale, the common stock will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. A distribution of the common stock by the Selling Stockholder may also be effected through the issuance by the Selling Stockholder or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options.

     In addition, the Selling Stockholder may sell some or all of the Shares covered by this prospectus through:

•	a cross trade or block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	sales “at the market” to or through market makers or into an existing market for the Shares;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	through transactions in options, swaps or other derivatives, whether exchange-listed or otherwise;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

     The Selling Stockholder may also enter into hedging transactions. For example, the Selling Stockholder may:

•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use Shares of common stock received from the Selling Stockholder to close out its short positions;

•	itself sell common stock short and redeliver such Shares to close out its short positions;

•	enter into option or other types of transactions that require the Selling Stockholder to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•	loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned Shares or, in an event of default in the case of a pledge, sell the pledged Shares pursuant to this prospectus.

     The Selling Stockholder may negotiate and pay broker-dealers’ commissions, discounts or concessions for their services. Broker-dealers engaged by the Selling Stockholder may allow other broker-dealers to participate in resales. The Selling Stockholder and any broker-dealers involved in the sale or resale of the common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If the Selling Stockholder qualifies as an “underwriter,” it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

     The Selling Stockholder and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholder and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the particular Shares being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketabiliy of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

     In addition to selling its common stock under this prospectus, the Selling Stockholder may:

•	agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act;

•	transfer its common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer;

•	sell its common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144; or

•	sell its common stock by any other legally available means.

     Upon being notified by the Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the participating broker-dealer;

•	the number of Shares involved;

•	the price at which such Shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transaction.

     Pursuant to the Registration Rights Agreement, we agreed to use our best efforts to keep the registration statement of which this prospectus forms a part effective under the Securities Act until            or such shorter period that will terminate when the distribution of all of the Shares registered by the registration statement has been completed. The period in which we are obligated to keep the registration statement effective, however, will be extended on a day-to-day basis for any delay during such period that the Selling Stockholder is unable to sell Shares due to any delay imposed by us on the sale of the Shares in accordance with the terms of the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we are permitted to delay the sale of Shares by the Selling Stockholder for a period up to ninety days if the Board of Directors determines in good faith that proceeding with the offering would have a material adverse effect on us, or, during the pendency of a transaction that the Board of Directors determines in good faith is material to us. For more information regarding the Registration Rights Agreement, see the “Selling Stockholder” section of this prospectus.

VALIDITY OF SHARES

     The validity of the Shares being offered hereby is being passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Wilmington, Delaware.

EXPERTS

      The consolidated balance sheets of Hayes Lemmerz International, Inc. as of January 31, 2005 and 2004 (the Successor), and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the year ended January 31, 2005 and the period from June 1, 2003 to January 31, 2004 (Successor periods), the period from February 1, 2003 to May 31, 2003 and the year ended January 31, 2003 (Predecessor periods), management’s assessment of the effectiveness of internal control over financial reporting as of January 31, 2005 and the effectiveness of internal control over financial reporting as of January 31, 2005 have been incorporated by reference herein and in the prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The report on financial statements contains an explanatory paragraph that states that on June 3, 2003 Hayes Lemmerz International, Inc. emerged from bankruptcy pursuant to a Plan of Reorganization confirmed by the Bankruptcy Court by order dated May 12, 2003. Accordingly, the consolidated financial statements of the Successor have been prepared in conformity with the fresh start accounting provisions of the AICPA’s Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” As a result, the consolidated financial statements of the Successor are presented on a different basis than that prior to the reorganization and, therefore, are not comparable in all respects. Also, for the year ended January 31, 2005 the report on financial statements refers to the elimination of the one-month lag previously related to the consolidation of the financial statements of the international subsidiaries. In addition, the report on financial statements refers to changes in the method of accounting for goodwill and other intangible assets, effective February 1, 2002.

      The report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of January 31, 2005, expresses the opinion of KPMG LLP that Hayes Lemmerz International, Inc. did not maintain effective internal control over financial reporting as of January 31, 2005 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness has been identified and included in management’s assessment related to the lack of adequate expertise, a lack of documentation, and ineffective reconciliation procedures associated with income tax accounting matters. Because of these deficiencies, management did not detect errors in the accounting for income tax amounts in a timely manner as of and for the year ended January 31, 2005. Specifically, errors were detected that resulted in an adjustment of amounts recorded for current and deferred income tax expense and accrued income tax liabilities.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information reporting requirements of the Exchange Act, and, in accordance with these requirements, we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

     We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement,” which term shall encompass all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement.

     You may copy and inspect the Registration Statement, including the exhibits thereto, and the periodic reports and information referred to above at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our public filings are also available to the public from commercial document retrieval services and at the Internet worldwide website maintained by the SEC at “http://www.sec.gov.”

     In addition, you may obtain these materials on our website. Our Internet website address is www.hayes-lemmerz.com. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any investment decision with respect to our common stock.

     You may also request a copy of any SEC filings, and any information required by Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act, at no cost, by contacting:

Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, Michigan 48167
Attention: General Counsel
(734) 737-5000

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the specific documents listed below and any future filings made with the SEC after the date hereof under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act which will be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date we subsequently file such reports and documents until the termination of this offering:

•	our Current Report on Form 8-K filed on May 4, 2005;

•	our Annual Report on Form 10-K filed on April 19, 2005 for the fiscal year ended January 31, 2005;

•	our Current Report on Form 8-K filed on April 15, 2005;

•	our Current Report on Form 8-K filed on April 14, 2005;

•	our Current Report on Form 8-K filed on March 22, 2005;

•	our Current Report on Form 8-K filed on March 17, 2005;

•	our Current Reports on Form 8-K filed on March 3, 2005; and

•	our Registration Statement on Form 8-A/A filed on June 4, 2003, describing our common stock, and the description of our common stock in the Prospectus that forms a part of our Registration Statement on Form S-3 filed on November 14, 2003 (File No. 333-110514) under the Securities Act, as amended by Amendment No. 1 thereto filed December 22, 2003, Amendment No. 2 thereto filed January 20, 2004, Amendment No. 3 thereto filed January 23, 2004, Amendment No. 4 thereto filed February 3, 2004, and declared effective by the SEC on February 5, 2004, including any amendments or reports filed for the purpose of updating such descriptions.

     You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, at no cost by writing or telephoning us at the following address:

Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, Michigan 48167
Attention: General Counsel
(734) 737-5000

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered to be paid by the Registrant.1 All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$2,155
Legal fees and expenses	65,000
Accounting fees and expenses	7,500
Transfer agent and Registrar fees	—
Miscellaneous	—

Total	$74,655

(1)	Pursuant to the Registration Rights Agreement dated as of July 1, 2004, by and between the Registrant and AP Wheels, LLC, a Delaware limited liability company (the “Registration Rights Agreement”), the Registrant is responsible for certain reasonable expenses incurred in connection with the issuance and distribution of the securities being registered in an amount up to $750,000. In addition to paying certain reasonable expenses incurred in excess of $750,000, the Selling Stockholder will pay, among other things, any brokerage commissions, discounts and transfer taxes relating to the sale of the Shares of common stock.

Item 15. Indemnification of Directors and Officers.

     The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the certificate of incorporation and the bylaws of Hayes Lemmerz International, Inc., a Delaware corporation (the “Registrant”).

     Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 145 of the DGCL permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 of the DGCL also permits a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

     Article ELEVENTH of the Registrant’s Certificate of Incorporation and Article VIII of its By-Laws provide that the Registrant shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving at the written request of the Registrant, as a director, officer, trustee, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in the By-Laws of the Registrant is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise. The By-Laws also provide that the Registrant shall have the power to purchase and maintain insurance to protect itself and any director, officer, employee or agent of the Registrant or other corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Registrant would have the power to indemnify such persons against such expense, liability or loss under the DGCL.

     The Registrant maintains an insurance policy on behalf of itself and its subsidiaries, and on behalf of the directors and officers thereof, covering certain liabilities which may arise as a result of the actions of such directors and officers.

     Section 102(b)(7) of the DGCL allows a Delaware corporation to eliminate or limit the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

     Pursuant to Section 102(b)(7) of the DGCL, Article SEVENTH of the Registrant’s Amended and Restated Certificate of Incorporation eliminates a director’s personal liability for monetary damages to the Registrant and its stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director’s duty of loyalty to the Registrant or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or knowing violations of the law, the unlawful payment of dividends or repurchase of stock or self-dealing.

Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits.

Exhibit
Numbers	Description
3.1	Certificate of Incorporation of HLI Holding Company, Inc., effective as of May 6, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-A/A, filed June 4, 2003).
3.2	Amendment to the Certificate of Incorporation of HLI Holding Company, Inc., effective as of June 3, 2003 (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-A/A, filed June 4, 2003).
3.3	By-Laws of Hayes Lemmerz International, Inc. (formerly known as HLI Holding Company, Inc.), effective as of May 30, 2003 (incorporated by reference to Exhibit 3.3 to the Company’s Form 8-A/A, filed June 4, 2003).
4.1	Series A Warrant Agreement, dated as of June 2, 2003, by and between Hayes Lemmerz International, Inc. and Mellon Investor Services LLC, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-A, filed June 4, 2003).
4.2	Series B Warrant Agreement, dated as of June 2, 2003, by and between Hayes Lemmerz International, Inc. and Mellon Investor Services LLC, as Warrant Agent (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-A, filed June 4, 2003).
4.3	Registration Agreement by and among Hayes Lemmerz International, Inc. and the Selling Stockholders identified therein, dated as of October 30, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s Form S-3, filed November 14, 2003).
4.4	Registration Rights Agreement by and between Hayes Lemmerz International, Inc. and AP Wheels, LLC, dated as if July 1, 2004 (incorporated by reference to Exhibit 4.9 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004, filed September 8, 2004.)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of certain securities being registered.
23.1	Consent of KPMG LLP, Registered Public Accounting Firm.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP filed as Exhibit 5.1 hereto).
24.1	Power of Attorney (included on signature page).

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes:

     (A) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that the undertakings set forth in clauses (A)(1)(i) and (A)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Northville, State of Michigan, on this 6th day of May, 2005.

HAYES LEMMERZ INTERNATIONAL, INC.
By:	/s/ Curtis J. Clawson
Name:	Curtis J. Clawson
Title:	President and Chief Executive Officer and Chairman of the Board

     Each person whose signature appears below hereby constitutes and appoints Patrick C. Cauley and Steven Esau, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Curtis J. Clawson Curtis J. Clawson	President and Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May 6, 2005

/s/ James A. Yost James A. Yost	Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	May 6, 2005

/s/ Mark Brebberman Mark Brebberman	Corporate Controller — Operations	May 6, 2005

/s/ George T. Haymaker, Jr. George T. Haymaker, Jr.	Lead Director	May 6, 2005

/s/ Laurence Berg Laurence Berg	Director	May 6, 2005

/s/ William H. Cunningham William H. Cunningham	Director	May 6, 2005

/s/ Laurie Siegel Laurie Siegel	Director	May 6, 2005

/s/ Mohsen Sohi Mohsen Sohi	Director	May 6, 2005

/s/ Henry D. G. Wallace Henry D. G. Wallace	Director	May 6, 2005

/s/ Richard F. Wallman Richard F. Wallman	Director	May 6, 2005

EXHIBIT INDEX

Exhibit
Numbers	Description
3.1	Certificate of Incorporation of HLI Holding Company, Inc., effective as of May 6, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-A/A, filed June 4, 2003).
3.2	Amendment to the Certificate of Incorporation of HLI Holding Company, Inc., effective as of June 3, 2003 (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-A/A, filed June 4, 2003).
3.3	By-Laws of Hayes Lemmerz International, Inc. (formerly known as HLI Holding Company, Inc.), effective as of May 30, 2003 (incorporated by reference to Exhibit 3.3 to the Company’s Form 8-A/A, filed June 4, 2003).
4.1	Series A Warrant Agreement, dated as of June 2, 2003, by and between Hayes Lemmerz International, Inc. and Mellon Investor Services LLC, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-A, filed June 4, 2003).
4.2	Series B Warrant Agreement, dated as of June 2, 2003, by and between Hayes Lemmerz International, Inc. and Mellon Investor Services LLC, as Warrant Agent (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-A, filed June 4, 2003).
4.3	Registration Agreement by and among Hayes Lemmerz International, Inc. and the Selling Stockholders identified therein, dated as of October 30, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s Form S-3, filed November 14, 2003).
4.4	Registration Rights Agreement by and between Hayes Lemmerz International, Inc. and AP Wheels, LLC, dated as of July 1, 2004 (incorporated by reference to Exhibit 4.9 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004, filed September 8, 2004.)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of certain securities being registered.
23.1	Consent of KPMG LLP, Registered Public Accounting Firm.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP filed as Exhibit 5.1 hereto).
24.1	Power of Attorney (included on signature page).